UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.1)*

NVE Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

629445206

(CUSIP Number)

May 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 629445206

1.	Names of Reporting Persons. Virtus Investment Advisers, Inc. 04-2453743
2.	Check the Appropriate Box if a Member of a Group Not applicable.
3.	SEC Use Only
4.	Citizenship or Place of Organization Massachusetts
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 543,690
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 543,690
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 543,690
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not applicable.
11.	Percent of Class Represented by Amount in Row (9) 11.23%
12.	Type of Reporting Person IA

CUSIP No. 629445206

1.	Names of Reporting Persons. Virtus Equity Trust, on behalf of Virtus KAR Small-Cap Growth Fund
2.	Check the Appropriate Box if a Member of a Group Not applicable.
3.	SEC Use Only
4.	Citizenship or Place of Organization Massachusetts
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power* 492,690
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power* 492,690
9.	Aggregate Amount Beneficially Owned by Each Reporting Person* 492,690
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not applicable.
11.	Percent of Class Represented by Amount in Row (9)* 10.17%
12.	Type of Reporting Person IV

*	The amounts reported on this page are also included in the amounts reported by Virtus Investment Advisers, Inc. on this Schedule 13G.

CUSIP No. 629445206

ITEM 1.

(a)	Name of Issuer: NVE Corporation

(b)	Address of Issuer’s Principal Executive Offices: 11409 Valley View Road, Eden Prairie, MN 55344-3617

ITEM 2.

(a)	Name of Person Filing:

1.	Virtus Investment Advisers, Inc.

2.	Virtus Equity Trust, on behalf of Virtus KAR Small-Cap Growth Fund

Attached as Exhibit A is a copy of an agreement between the Persons Filing (as specified hereinabove) that this Schedule 13G is being filed on behalf of each Person.

(b)	Address of Principal Business Office, or if None, Residence:

1.	100 Pearl Street, 9th Floor, Hartford, CT 06103

2.	101 Munson Street, Greenfield, MA 01301

(b)	Citizenship:

1.	Massachusetts

2.	Delaware

(d)	Title of Class of Securities: Common Stock

(e)	CUSIP Number: 629445206

ITEM  3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☒	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☒	An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

ITEM 4.	OWNERSHIP.

The information set forth in rows 5 through 11 of the cover page is incorporated herein by reference.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

(a)	Virtus Investment Advisers, Inc. does not serve as custodian of the assets of any of its clients; accordingly, in each instance only the client or the client’s custodian or trustee bank has the right to receive dividends paid with respect to, and proceeds from the sale of, such securities.

The ultimate power to direct the receipt of dividends paid with respect to, and the proceeds from the sale of, such securities, is vested in the individual and institutional clients for whom Virtus Investment Advisers, Inc. serves as investment adviser. Any and all discretionary authority that has been delegated to Virtus Investment Advisers, Inc. may be revoked in whole or in part in accordance with the terms of the relevant advisory contract.

Except as may be indicated if this is a joint filing with one of the registered investment companies for whom Virtus Investment Advisers, Inc. serves as investment adviser (“Funds”), not more than 5% of the class of such securities is owned by any one client subject to the investment advice of Virtus Investment Advisers, Inc.

(b)	With respect to securities owned by any one of the Funds, only the custodian for each of such Funds, has the right to receive dividends paid with respect to, and proceeds from the sale of, such securities. No other person is known to have such right, except that the shareholders of each such Fund participate proportionately in any dividends and distributions so paid.

ITEM  7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not Applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not Applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not Applicable.

ITEM 10.	CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. Virtus Investment Advisers, Inc. hereby declares that the filing of Schedule 13G shall not be construed as an admission that Virtus Investment Advisers, Inc. is the beneficial owner of any securities covered by the Schedule 13G.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 06, 2017

VIRTUS INVESTMENT ADVISERS, INC.

By:	/s/ Kevin J. Carr
Kevin J. Carr
Senior Vice President and Clerk

VIRTUS EQUITY TRUST, on behalf of

VIRTUS KAR SMALL-CAP GROWTH FUND

By:	/s/ Kevin J. Carr
Kevin J. Carr
Senior Vice President, Chief Legal Officer, Counsel and Secretary

EXHIBIT A

AGREEMENT

JOINT FILING OF SCHEDULE 13G

Virtus Investment Advisers, Inc. (an investment adviser registered under the Investment Advisers Act of 1940) and Virtus Equity Trust (on behalf of Virtus KAR Small-cap Growth Fund), a Delaware statutory trust, hereby agree to file jointly the statement on Schedule 13G to which this Agreement is attached, and any amendments thereto which may be deemed necessary, pursuant to Regulation 13D-G under the Securities Exchange Act of 1934.

It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, but such party is not responsible for the completeness or accuracy of information concerning the other party unless such party knows or has reason to believe that such information is inaccurate.

It is understood and agreed that a copy of this Agreement shall be attached as an exhibit to the statement on Schedule 13G, and any amendments thereto, filed on behalf of each of the parties hereto.

Dated: June 06, 2017

VIRTUS INVESTMENT ADVISERS, INC.

By:	/s/ Kevin J. Carr
Kevin J. Carr
Senior Vice President and Clerk

VIRTUS EQUITY TRUST, on behalf of
VIRTUS KAR SMALL-CAP GROWTH FUND

By:	/s/ Kevin J. Carr
Kevin J. Carr
Senior Vice President, Chief Legal Officer, Counsel and Secretary